April 8, 2011

Mr. Robert Babula

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Babula,

This letter will confirm our conversation today where I indicated that Safeway Inc. is in receipt of the Staff’s comment letter dated April 7, 2011 and that Safeway will provide a written response to that letter by May 4, 2011.

Sincerely,

/s/ Dennis Dunne
Dennis Dunne
Vice President, Corporate Accounting